

Mail Stop 3233

August 6, 2018

Via E-mail
Benjamin S. Miller
Chief Executive Officer
Rise Companies Corp.
1601 Connecticut Avenue NW, Ste 300
Washington, DC 20009

>   **Re: Rise Companies Corp.**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 5**
>   **Filed July 27, 2018**
>   **File No. 024-10659**

Dear Mr. Miller:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

1. We note paragraph 16 of your subscription agreement states that the company and the subscriber waive the right to a trial by jury in any litigation relating to the agreement. Please revise to include a risk factor regarding this provision's impact on shareholders and the enforceability of the provision. In your risk factor, address whether this provision applies to claims under the federal securities laws and confirm whether state law permits such a provision. Alternatively, address any questions as to the enforceability of the jury trial waiver.

By purchasing shares in this offering, you are bound by the arbitration provisions contained in our subscription agreement…, page 20

2. Please expand this risk factor to discuss whether arbitration is intended to be the exclusive means of resolving disputes and to further discuss the provision's impact on

shareholders. Please also address whether this provision applies to claims under the federal securities laws. To the extent that it does apply to claims under the federal securities laws, please discuss any questions as to the enforceability of the provision.

Securities Being Offered, page 66

3. Please revise your disclosure to include a discussion regarding the arbitration provision in paragraph 15 of your subscription agreement. To the extent that it applies to claims under the federal securities laws, include a statement that investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder both here and in the subscription agreement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities